PEPSICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(in millions except per share amounts, unaudited)

	12 Weeks Ended		24 Weeks Ended	
	6/14/08	6/16/07	6/14/08	6/16/07
Net Revenue	$ 10,945	$ 9,607	$ 19,278	$ 16,957
Cost of sales	5,078	4,342	8,912	7,627
Selling, general and administrative expenses	3,664	3,295	6,598	5,930
Amortization of intangible assets	18	11	30	22
Operating Profit	2,185	1,959	3,738	3,378
Bottling equity income	168	173	238	247
Interest expense	(74)	(54)	(132)	(96)
Interest income	38	39	39	61
Income before income taxes	2,317	2,117	3,883	3,590
Provision for income taxes	618	560	1,036	937
Net Income	$ 1,699	$ 1,557	$ 2,847	$ 2,653
Net Income Per Common Share				
Basic	$ 1.07	$ 0.96	$ 1.79	$ 1.62
Diluted	$ 1.05	$ 0.94	$ 1.76	$ 1.59
Cash Dividends Declared Per Common Share	$ 0.425	$ 0.375	$ 0.80	$ 0.675

See accompanying Notes to the Condensed Consolidated Financial Statements.

PEPSICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions, unaudited)

	24 Weeks Ended	
	6/14/08	6/16/07
Operating Activities		
Net income	$ 2,847	$ 2,653
Depreciation and amortization	678	608
Stock-based compensation expense	112	123
Excess tax benefits from share-based payment arrangements	(65)	(86)
Pension and retiree medical plan contributions	(86)	(116)
Pension and retiree medical plan expenses	211	240
Bottling equity income, net of dividends	(196)	(207)
Deferred income taxes and other tax charges and credits	222	64
Change in accounts and notes receivable	(1,102)	(852)
Change in inventories	(602)	(526)
Change in prepaid expenses and other current assets	(219)	(69)
Change in accounts payable and other current liabilities	125	(28)
Change in income taxes payable	427	369
Other, net	(159)	(155)
Net Cash Provided by Operating Activities	2,193	2,018
Investing Activities		
Capital spending	(896)	(743)
Sales of property, plant and equipment	65	15
Acquisitions and investments in noncontrolled affiliates	(262)	(853)
Cash proceeds from sale of The Pepsi Bottling Group (PBG) and PepsiAmericas, Inc. (PAS) stock	200	192
Short-term investments, by original maturity		
More than three months – purchases	(38)	(52)
More than three months – maturities	4	35
Three months or less, net	1,289	343
Net Cash Provided by/(Used for) Investing Activities	362	(1,063)
Financing Activities		
Proceeds from issuances of long-term debt	1,733	1,005
Payments of long-term debt	(437)	(534)
Short-term borrowings, by original maturity		
More than three months – proceeds	64	9
More than three months – payments	(117)	(13)
Three months or less, net	758	270
Cash dividends paid	(1,209)	(989)
Share repurchases – common	(2,904)	(1,964)
Share repurchases – preferred	(3)	(4)
Proceeds from exercises of stock options	339	485
Excess tax benefits from share-based payment arrangements	65	86
Net Cash Used for Financing Activities	(1,711)	(1,649)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	14	41
Net Increase/(Decrease) in Cash and Cash Equivalents	858	(653)
Cash and Cash Equivalents – Beginning of year	910	1,651
Cash and Cash Equivalents – End of period	$ 1,768	$ 998

See accompanying Notes to the Condensed Consolidated Financial Statements.

PEPSICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions)

		(Unaudited) 6/14/08		12/29/07
Assets				
Current Assets				
Cash and cash equivalents	$	**1,768**	$	910
Short-term investments		**305**		1,571
Accounts and notes receivable, less allowance: 6/08 – $71, 12/07 – $69		**5,617**		4,389
Inventories				
Raw materials		**1,275**		1,056
Work-in-process		**331**		157
Finished goods		**1,329**		1,077
		2,935		2,290
Prepaid expenses and other current assets		**1,026**		991
Total Current Assets		**11,651**		10,151
Property, Plant and Equipment		**22,762**		21,896
Accumulated Depreciation		**(11,162)**		(10,668)
		11,600		11,228
Amortizable Intangible Assets, net		**847**		796
Goodwill		**5,511**		5,169
Other Nonamortizable Intangible Assets		**1,375**		1,248
Nonamortizable Intangible Assets		**6,886**		6,417
Investments in Noncontrolled Affiliates		**4,519**		4,354
Other Assets		**1,276**		1,682
Total Assets	$	**36,779**	$	34,628

Continued on next page.

PEPSICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(in millions except per share amounts)

	(Unaudited) 6/14/08	12/29/07
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and other current liabilities . . . .$	7,986	$ 7,602
Income taxes payable	353	151
Total Current Liabilities	8,339	7,753
Long-term Debt Obligations	6,053	4,203
Other Liabilities	4,982	4,792
Deferred Income Taxes	752	646
Total Liabilities	20,126	17,394
Commitments and Contingencies		
Preferred Stock, no par value	41	41
Repurchased Preferred Stock	(135)	(132)
Common Shareholders' Equity		
Common stock, par value 1 2/3 cents per share:		
Authorized 3,600 shares, issued 6/08 and 12/07 – 1,782 shares	30	30
Capital in excess of par value	345	450
Retained earnings	29,669	28,184
Accumulated other comprehensive loss	(473)	(952)
	29,571	27,712
Less: repurchased common stock, at cost:		
6/08 – 211 shares, 12/07 – 177 shares	(12,824)	(10,387)
Total Common Shareholders' Equity	16,747	17,325
Total Liabilities and Shareholders' Equity . . . . $	36,779	$ 34,628

See accompanying Notes to the Condensed Consolidated Financial Statements.

PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME

(in millions, unaudited)

	12 Weeks Ended		24 Weeks Ended	
	6/14/08	6/16/07	**6/14/08**	6/16/07
Net Income	$ **1,699**	$ 1,557	$ **2,847**	$ 2,653
Other Comprehensive Income				
Currency translation adjustment	**206**	339	**360**	306
Reclassification of pension and retiree medical losses to net income, net of tax	**17**	23	**88**	55
Cash flow hedges, net of tax:				
Net derivative gains/(losses)	**19**	(30)	**31**	(27)
Reclassification of losses to net income	**3**	3	**9**	6
Unrealized (losses)/gains on securities, net of tax	**(3)**	12	**(5)**	14
Other	**(4)**	4	**(4)**	4
	238	351	**479**	358
Comprehensive Income	$ **1,937**	$ 1,908	$ **3,326**	$ 3,011

See accompanying Notes to the Condensed Consolidated Financial Statements.

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XBRL report	pep-20080614.xml
XBRL taxonomy schema	pep-20080614.xsd
XBRL taxonomy linkbase	pep-20080614_lab.xml
XBRL taxonomy linkbase	pep-20080614_pre.xml
XBRL taxonomy linkbase	pep-20080614_cal.xml
XBRL taxonomy linkbase	pep-20080614_def.xml